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Emerald River Maine

Legal Cannabis Business

1240 Lisbon St
Lewiston, ME 04240
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Early Investor Bonus: The investment multiple is increased to 2× for the next $45,000 invested.
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THE PITCH
Emerald River Maine is seeking investment to appropriately launch one of the first recreational cannabis stores in Maine's second largest city.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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$1.5 million secured

Emerald River Androscoggin Holdings LLC, our real estate company, has secured $1.5 million to construct the recreational cannabis store at 1240 Lisbon St. in Lewiston, Maine. This location, in Maine's second-largest city, was formerly the site of the third McDonalds built in the state.

THE TEAM
Morriss M. Partee
Founder/Owner

Morriss is a lifelong resident of the Pioneer Valley, who resides in Holyoke, MA. From his design and marketing background, Morriss launched EverythingCU.com in 2000, a web site connecting thousands of credit union professionals nationally and internationally. Innovations Morriss pioneered at EverythingCU include webinars, online switch kits, and national branding events. His entrepreneurial experience and knowledge of the cannabis industry sets the foundation for the launch of a world-class cannabis retail store for the residents of Maine and beyond. He is leading Emerald River, responsible for analytics, compliance, SOPs, and communicating to all stakeholders. Morriss' son recently graduated from Syracuse University with honors.

Matthew A. Taggart
President/Owner

On behalf of Emerald River Maine, Matt is responsible for researching and selecting the City of Lewiston. The Lewiston / Auburn region contains Maine's second largest population and is home to Bates College. The L/A region is experiencing growth, both with its population and commerce. Matt's research guided him to forge relationships with Emerald River Maine's realtor, the city planning department, state OMP official(s), environmental engineer, civil engineer, architect, and general contractor, whom is located roughly one mile from the construction site. Matt focused on working with as many regional entities as possible and is responsible for securing multiple avenues of product supply, along with overseeing the construction process. Matt will be introduced by the Chamber of Commerce on October 14th, 2021. Matt graduated from the Isenberg School of Management, University of Massachusetts, Amherst. Matt is also an award-winning and published author. He currently lives in Maine, with his wife and son. A six-year resident of Maine, Matt is leading Emerald River Maine.

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EMERALD RIVER MAINE INVESTOR DECK
PRESS
$1 million recreational cannabis shop breaking ground off Lewiston's Exit 80

First up: Emerald River Maine is ceremonially breaking ground this week on a $1 million, 2,700-square-foot recreational cannabis retail store at 1240 Lisbon St., the former home of McDonald's, right off Exit 80. The project was first announced last September with President Matt Taggart saying the company had been drawn to Lewiston by its historic mills and redevelopment activity.

Emerald River Opening Recreational Marijuana Store

Emerald River Maine has broken ground for construction of an adult-use recreational cannabis retail store at 1240 Lisbon Street in Lewiston. The planned 2,700 square foot store will be built on the site of one the firsts McDonald's in Maine, which opened about 50 years ago. The McDonald's moved down the street more than 10 years ago, with the lot remaining vacant until the purchase by Emerald River Maine in 2020.

Emerald River Maine signs Gendron & Gendron for construction

Emerald River Maine signs with Gendron & Gendron of Lewiston to construct $1 million adult-use recreational cannabis store

Something Is Going Into the Old McDonald's Location in Lewiston

People driving by the old location near the Exit 80 on-ramp to the Maine Turnpike have probably noticed construction has begun on the lot.

City of Lewiston approves Site Plan – Emerald River

The City of Lewiston approved Emerald River Maine's site plan for the development of 1240 Lisbon Street, on January 7, 2021.

EMERALD RIVER MAINE LICENSE AND PERMITS
Previous
Next
JAN 2022
Grand Opening target date
JAN 2022
Target to receive Final License from OMP
DEC 2021
Construction to be completed
OCT 2021
Steel framing erected on Lisbon St construction
JULY 2021
Groundbreaking ceremony
JULY 2021
Emerald River Maine signs Gendron & Gendron contract for construction

Emerald River Maine signs with Lewiston based general contractor, Gendron & Gendron, of Lewiston, to construct the cannabis retail store at 1240 Lisbon Street.

JULY 2021
$1.25 million construction loan closed with Lead Funding

Emerald River Androscoggin Holdings closes $1.25 million construction loan with Lead Funding for Lewiston project.

FEB 2021
Maine OMP approves second Conditional License
JAN 2021
City of Lewiston approves Site Permit

The City of Lewiston's Planning and Code Enforcement Department approved Emerald River Maine's Site Plan for development of the parcel at 1240 Lisbon Street. This Site Plan was designed by Jon Whitten, Jr. PE of Haley Ward architecture and engineering, headquartered in Bangor, Maine.

SEPT 2020
Purchased Lewiston property

Emerald River Androscoggin Holdings purchases 1.26 acre undeveloped lot at 1240 Lisbon Street in Lewiston.

AUG 2020
Conditional License approved

Maine Office of Marijuana Policy (OMP) approved Emerald River Maine's Conditional License for adult-use cannabis retail store.

BUILDING RENDERINGS
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Q&A
What is the traffic count at your location?

Our location is just off Interstate 95 at Exit 80. According to the most recent Maine DOT data available, 20,454 vehicles per day go past our location each day. At that spot, Lisbon Street is also state highway 196. It is five lanes wide at our property, with a center turning lane. With a speed limit of 30 mph, our location is easily accessed from both the east and the west. Immediately across the street is a Park-N-Ride lot, which commuters use daily.

Do you own the property on which the store is being built?

Yes. The same ownership purchased the lot in September 2020.

When do you expect to open?

The construction of the building is scheduled to finish by mid-December. We should be able to open within a month after that. January 2022 is our target for opening.

Who is your General Contractor?

Gendron & Gendron is the building's general contractor. Gendron & Gendron is a third-generation-owned construction firm headquartered in Lewiston. The building's architect is Matthew Carter of Haley Ward in Bangor. Signage is being done by Neokraft Signs of Lewiston, and security is being installed by Seacoast Security of West Rockport.

Doesn't Lewiston have too many dispensaries already?

While the city of Lewiston has several independent medical cannabis dispensaries, all of them require a marijuana medical card in order to make a purchase. A significant portion of marijuana consumers in any state do not want to go through the hassle and expense of getting and renewing a medical marijuana card. Zoning restrictions are fairly tight in Lewiston, and there are not many other locations where the city would allow another marijuana store to open.

Is your location properly zoned for adult-use cannabis retail?

Yes. In fact, our location is zoned for adult-use cannabis cultivation and processing as well. Our location exceeds the minimum distance required from a school, daycare, park, residence, or other cannabis business. The City of Lewiston received our recreational marijuana retail application in August 2020, and the Planning and Code Enforcement office confirmed that we have met all marijuana zoning requirements.

Do you have the necessary licenses to operate an adult-use marijuana store in Maine?

Yes. The Maine Office of Marijuana Policy (OMP) granted us a Conditional License for an adult-use marijuana store in August 2020, and another one in February 2021. Both the Final License from OMP and approval for our application submitted to the City of Lewiston are on track to happen shortly after construction is complete.

Who can buy recreational marijuana in Maine?

Anyone who is over 21 may purchase marijuana in Maine. A medical marijuana card is not needed to purchase adult-use/recreational marijuana.

What is the traffic count at your location?

Our location is just off Interstate 95 at Exit 80. According to the most recent Maine DOT data available, 20,454 vehicles per day go past our location each day. At that spot, Lisbon Street is also state highway 196. It is five lanes wide at our property, with a center turning lane. With a speed limit of 30 mph, our location is easily accessed from both the east and the west. Immediately across the street is a Park-N-Ride lot, which commuters use daily.

Do you own the property on which the store is being built?

Yes. The same ownership purchased the lot in September 2020.

When do you expect to open?

The construction of the building is scheduled to finish by mid-December. We should be able to open within a month after that. January 2022 is our target for opening.

Who is your General Contractor?

Gendron & Gendron is the building's general contractor. Gendron & Gendron is a third-generation-owned construction firm headquartered in Lewiston. The building's architect is Matthew Carter of Haley Ward in Bangor. Signage is being done by Neokraft Signs of Lewiston, and security is being installed by Seacoast Security of West Rockport.

Doesn't Lewiston have too many dispensaries already?

While the city of Lewiston has several independent medical cannabis dispensaries, all of them require a marijuana medical card in order to make a purchase. A significant portion of marijuana consumers in any state do not want to go through the hassle and expense of getting and renewing a medical marijuana card. Zoning restrictions are fairly tight in Lewiston, and there are not many other locations where the city would allow another marijuana store to open.

Is your location properly zoned for adult-use cannabis retail?

Yes. In fact, our location is zoned for adult-use cannabis cultivation and processing as well. Our location exceeds the minimum distance required from a school, daycare, park, residence, or other cannabis business. The City of Lewiston received our recreational marijuana retail application in August 2020, and the Planning and Code Enforcement office confirmed that we have met all marijuana zoning requirements.

Do you have the necessary licenses to operate an adult-use marijuana store in Maine?

Yes. The Maine Office of Marijuana Policy (OMP) granted us a Conditional License for an adult-use marijuana store in August 2020, and another one in February 2021. Both the Final License from OMP and approval for our application submitted to the City of Lewiston are on track to happen shortly after construction is complete.

Who can buy recreational marijuana in Maine?

Anyone who is over 21 may purchase marijuana in Maine. A medical marijuana card is not needed to purchase adult-use/recreational marijuana.

What is the traffic count at your location?

Our location is just off Interstate 95 at Exit 80. According to the most recent Maine DOT data available, 20,454 vehicles per day go past our location each day. At that spot, Lisbon Street is also state highway 196. It is five lanes wide at our property, with a center turning lane. With a speed limit of 30 mph, our location is easily accessed from both the east and the west. Immediately across the street is a Park-N-Ride lot, which commuters use daily.

Do you own the property on which the store is being built?

Yes. The same ownership purchased the lot in September 2020.

When do you expect to open?

The construction of the building is scheduled to finish by mid-December. We should be able to open within a month after that. January 2022 is our target for opening.

Who is your General Contractor?

Gendron & Gendron is the building's general contractor. Gendron & Gendron is a third-generation-owned construction firm headquartered in Lewiston. The building's architect is Matthew Carter of Haley Ward in Bangor. Signage is being done by Neokraft Signs of Lewiston, and security is being installed by Seacoast Security of West Rockport.

Doesn't Lewiston have too many dispensaries already?

While the city of Lewiston has several independent medical cannabis dispensaries, all of them require a marijuana medical card in order to make a purchase. A significant portion of marijuana consumers in any state do not want to go through the hassle and expense of getting and renewing a medical marijuana card. Zoning restrictions are fairly tight in Lewiston, and there are not many other locations where the city would allow another marijuana store to open.

Is your location properly zoned for adult-use cannabis retail?

Yes. In fact, our location is zoned for adult-use cannabis cultivation and processing as well. Our location exceeds the minimum distance required from a school, daycare, park, residence, or other cannabis business. The City of Lewiston received our recreational marijuana retail application in August 2020, and the Planning and Code Enforcement office confirmed that we have met all marijuana zoning requirements.

Do you have the necessary licenses to operate an adult-use marijuana store in Maine?

Yes. The Maine Office of Marijuana Policy (OMP) granted us a Conditional License for an adult-use marijuana store in August 2020, and another one in February 2021. Both the Final License from OMP and approval for our application submitted to the City of Lewiston are on track to happen shortly after construction is complete.

Who can buy recreational marijuana in Maine?

Anyone who is over 21 may purchase marijuana in Maine. A medical marijuana card is not needed to purchase adult-use/recreational marijuana.

EMERALD RIVER MAINE STORE FLY-THROUGH
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Virtual flyby of architect's simulation of Emerald River Maine store being constructed at 1240 Lisbon St, Lewiston Maine. Some elements of the building's design have changed since this video was made.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Opening inventory $50,000
Pre-open payroll & training $39,400
Marketing $7,700
Licensing, Legal & Professional Fees $6,000
Point of Sale & video menus $7,700
Misc interior upgrades $2,000
Mainvest Compensation $7,200
Total $120,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,610,845 $4,623,400 $5,813,045 $6,898,906 $6,662,791
Cost of Goods Sold $1,491,000 $2,640,328 $3,319,709 $3,939,821 $3,804,980
Gross Profit $1,119,845 $1,983,072 $2,493,336 $2,959,085 $2,857,811

EXPENSES

Rent $198,986 $203,960 $209,059 $214,285 $219,642
Utilities $25,700 $26,342 $27,000 $27,675 $28,366
Salaries $467,731 $627,641 $698,778 $712,652 $726,803
Insurance $26,199 $26,853 $27,524 $28,212 $28,917
Repairs & Maintenance $37,250 $38,181 $39,135 $40,113 $41,115
Legal & Professional Fees $157,836 $210,448 $216,762 $223,264 $229,962
Operating Profit $206,143 $849,647 $1,275,078 $1,712,884 $1,583,006
This information is provided by Emerald River Maine. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
EmRiver Investor Deck Oct 2021 Mainvest v1.pdf
Investment Round Status

Target Raise $120,000

Maximum Raise $160,000

Amount Invested $0

Investors 0

Investment Round Ends December 10, 2021

Summary of Terms

Legal Business Name Emerald River of Maine LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $45,000 invested

2×

Investment Multiple 1.8×

Business's Revenue Share 1.3%-1.7%

Minimum Investment Amount $150

Repayment Schedule Annually

Securitization None

Maturity Date October 1, 2026

Financial Condition

No operating history

Emerald River Maine was established in February 2020 to open recreational cannabis stores in Maine. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Emerald River Maine forecasts the following milestones:

Obtain a Final License from Maine OMP to operate an adult-use cannabis retail store in Lewiston by January 2022.

Hire for the following positions by December 2021: Store Manager, Receptionist, Budtenders

Achieve $3.6m annual revenue run-rate by y/e 2022.

Other outstanding debt or equity

As of 10/4/21, Emerald River Maine has debt of $175,000 outstanding and a cash balance of $134,905. This debt is sourced primarily from a family member of one of the partners and will be senior to any investment raised on Mainvest. In addition to Emerald River Maine's outstanding debt and the revenue-sharing security raised on Mainvest, Emerald River Maine may require additional funds from alternate sources at a later date. Emerald River Maine may use some or all of its current cash balance in the construction of the retail store as needed.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis is currently illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. (2001) and Gonzales v. Raich (2005) that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, many states have medical and/or recreational cannabis regulations, and these regulations are subject to modification at any time. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking difficulties may occur

Currently, Emerald River Maine has a bank account with a financial institution which accepts cannabis businesses' accounts. However, the cultivation, sale, and use of cannabis is illegal under federal law. Therefore, most banks do not accept deposits from the cannabis trade and would not be able to do business with the Company. As such, the Company and its wholly owned entities could have trouble finding another financial institution willing to accept its business. Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, there can be no assurance that banks currently or in the future will do business with cannabis growers or retailers, or that in the absence of legislation, state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law.

Because cannabis remains illegal under Federal law, there is a compelling argument that banks may be in violation of Federal law when accepting a deposit of funds derived from the sale or distribution of cannabis. An inability to open and maintain bank accounts may make it difficult for us, our customers, and our employees to do business. In addition, our inability to maintain a bank account could result in our holding large sums of cash. Although we will store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owed under the Revenue Sharing Note will be fully administered by the Company and might not be processed by a financial institution. This means it is possible that the Company will not be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments directly to you, and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

Legal, accounting, and insurance risk

Just as most banks will not do business with "plant-touching" cannabis businesses due to it being a federally illegal substance, lawyers, accountants and insurers also have regulations and compliance mandates which prohibit them from working with cannabis businesses. Emerald River Maine has retainers on deposit with two law firms that work with cannabis clients, and we are clients of accounting and insurance companies who do as well. However, changes beyond our control are always possible with such relationships and may adversely impact our ability to obtain these services in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Purchasing a Revenue Sharing Note is not like that at all. The ability of Emerald River Maine to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Emerald River Maine operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have strict accounting controls in place. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Emerald River

Maine competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Emerald River Maine's core business or the inability to compete successfully against the with other competitors could negatively affect Emerald River Maine's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Emerald River Maine's management or vote on and/or influence any managerial decisions regarding Emerald River Maine. Furthermore, if the founders or other key personnel of Emerald River Maine were to leave Emerald River Maine or become unable to work, Emerald River Maine (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Emerald River Maine and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Emerald River Maine is a newly established entity and therefore has no operating history from which forecasts could be projected.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Emerald River Maine might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Emerald River Maine is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Emerald River Maine

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Emerald River Maine's financial performance or ability to continue to operate. In the event Emerald River Maine ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Emerald River Maine nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Emerald River Maine will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Emerald River Maine is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Emerald River Maine will carry some insurance, Emerald River Maine may not carry enough insurance to protect against all risks to the